December 14, 2012

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Era Anagnosti

Re:	Casella Waste Systems, Inc.

Amendment No. 1 to Registration Statement on Form S-4

Filed December 3, 2012

File Number 333-184735

Ladies and Gentlemen:

On behalf of Casella Waste Systems, Inc. (the “Company”), submitted herewith for filing is Amendment No. 2 (“Amendment No. 2”) to the Registration Statement referenced above (the “Registration Statement”).

Amendment No. 2 is being filed in response to comments contained in the letter dated December 12, 2012 from Era Anagnosti of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Edwin D. Johnson, the Company’s President and Chief Operating Officer. The responses are keyed to the numbering of the comments and the headings used in the Staff’s letter.

On behalf of the Company, we advise you as follows:

Exhibit 5.2 Opinion of Fox Rothschild LLP

1.	Please have counsel revise its opinion in paragraph numeral 3 to reflect the laws of the State of New Jersey as the jurisdiction of incorporation of KTI and KTIEG, rather than the laws of the Commonwealth of Pennsylvania.

Response:	In response to the Staff’s comment, the Company has filed a revised opinion of Fox Rothschild LLP as Exhibit 5.2 to the Registration Statement.

Securities and Exchange Commission

December 14, 2012

2.	We note that in the last paragraph on page five of the opinion counsel states that the opinion may not be relied upon by any other person or entity without counsel’s prior written consent. We note similar limitation on reliance language in the opinions filed as Exhibits 5.3 through 5.7 to the registration statement. Please have counsel revise its respective opinion to remove any limitation as to person. We will not object to the limitation as to purpose. Please refer to Section II.B.3.d of Staff Legal Bulletin No. 19 (CF) dated October 14, 2011.

Response:	In response to the Staff’s comment, the Company has filed revised opinions of Fox Rothschild LLP, Paul Frank + Collins, P.C., Cohen & Grigsby, P.C., Pierce Atwood LLP, Cleveland, Waters and Bass, P.A. and Brooks, Pierce, McLendon, Humphrey & Leonard, LLP as Exhibits 5.2, 5.3, 5.4, 5.5, 5.6 and 5.7, respectively, to the Registration Statement.

Exhibit 5.3 Opinion of Paul Frank + Collins P.C.

3.	We note that the opinion is subject to a number of assumptions, including those listed in paragraph B on page three of the opinion, which assume that the incorporator or directors of each Corporate Vermont Guarantor duly adopted appropriate organization resolutions. Please have counsel remove these items, as they assume facts that should be ascertainable by counsel. Please address this comment also with respect to the assumption in Section 9(h) of the opinion filed as Exhibit 5.7.

Response:	In response to the Staff’s comment, the Company has filed revised opinions of Paul Frank + Collins P.C. and Brooks, Pierce, McLendon, Humphrey & Leonard, LLP as Exhibits 5.3 and 5.7, respectively, to the Registration Statement.

Exhibit 5.4 Opinion of Cohen & Grigsby

4.	Refer to Exhibit B, the Qualifications and Exclusions. Since counsel’s opinion is given under the laws of the Commonwealth of Pennsylvania, please explain how the exclusion in Section 3(c) of Exhibit B is intended to operate. Please have counsel revise such provision so that it does not undermine counsel’s opinion under state law.

Response:	In response to the Staff’s comment, the Company has filed a revised opinion of Cohen & Grigsby as Exhibit 5.4 to the Registration Statement.

Exhibit 5.6 Opinion of Cleveland, Waters and Bass, P.A.

5.	Please have counsel remove the last sentence in the last paragraph on page two of the opinion as inappropriate.

Securities and Exchange Commission

December 14, 2012

Response:	In response to the Staff’s comment, the Company has filed a revised opinion of Cleveland, Waters and Bass, P.A. as Exhibit 5.6 to the Registration Statement.

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If you have any further questions or comments, or if you require any additional information, please contact me at 617-526-6624 or jeffrey.stein@wilmerhale.com.

Very truly yours,

/s/ Jeffrey A. Stein

Jeffrey A. Stein, Esq.

cc:	Edwin D. Johnson, President and Chief Operating Officer